Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Nine months ended September 30,
	2005	2004
	(Restated)	(Restated)
Earnings:

Income from continuing operations before income taxes and cumulative effects of accounting changes	$59,191	$92,458
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	13	284
Add fixed charges as adjusted (from below)	91,456	107,715

	$150,660	$200,457

Fixed charges:
Interest expense:
Corporate	$69,684	$85,042
Amortization of debt costs	7,715	7,105
1/3 of rental expense	14,057	15,568

Fixed charges	91,456	107,715
Less: Capitalized interest	—	—

Fixed charges as adjusted	$91,456	$107,715

Ratio (earnings divided by fixed charges)	1.65	1.86